FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                  DECEMBER 4, 2002.
                  -----------------
                  (comprised of the press release of Teck Cominco Limited, dated December 4, 2002)



TECK COMINCO LIMITED
Suite 600 - 200 Burrard Street
Vancouver, British Columbia
V6C 3L9
Canada



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   TECK COMINCO LIMITED




Date:    DECEMBER 4, 2002          by:  /s/ Karen L. Dunfee
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

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                                                                        02-16-TC

FOR IMMEDIATE RELEASE


   FORDING INC. APPROVES TRANSACTION WITH TECK COMINCO AND WESTSHORE TERMINALS



CALGARY, December 4, 2002 - The Boards of Directors of Fording Inc. (TSX/NYSE:
FDG), Teck Cominco Limited (TSX: TEK.A, TEK.B), and Westshore Terminals Income Fund (TSX: WTE.UN) today approved a transaction whereby Fording shareholders would receive a combination of cash and units through the conversion to a larger and stronger Fording Income Trust. The new Trust would own all the existing businesses of Fording and, through the newly-formed Fording Coal Partnership, would combine Fording's coal operations with the metallurgical coal assets of Teck Cominco Limited, including the Elkview Mine, but excluding the Bullmoose Mine which ceases production in 2003.

The transaction will provide Fording shareholders with the choice of receiving $34 in cash per share, converting their shares to units of the new Trust, or a combination of both, for aggregate cash consideration of $795 million and the issue of 27.6 million Trust Units. Closing of the transaction is subject to Fording shareholder approval and usual conditions, including receipt of all required regulatory approvals.

Should all Fording shareholders elect to receive cash, each share would be exchanged for $15.60 in cash and 0.541 of a unit. Based on estimated available cash (before the allocation to the cash reserve) of approximately $1.10 per unit, the estimated cash distribution for the quarter ending March 31, 2003, will be approximately $1.05 per unit. Estimated annual synergies from combining the Fording and Teck Cominco assets of approximately $50 million are expected to result in approximately $0.20 per unit in additional quarterly distributions once they are fully realized.

On completion of the transaction, there will be approximately 37.6 million Trust Units outstanding. Teck Cominco and Westshore Terminals will each own 13.3% of the Trust Units. Former Fording shareholders will own 73.3% of the Trust, which will own approximately 62% of the Partnership. Through a 38% holding of voting exchangeable units in the Partnership and its direct holding in the Fording Income Trust, Teck Cominco will control, directly and indirectly, 46% of the Trust.

The total cash component of the transaction used to acquire Fording shares will be $795 million, of which Teck Cominco will contribute $370 million. Westshore Terminals Income Fund has also agreed to invest $170 million in Trust Units. The remaining $255 million will come from new borrowings by the Trust. This cash consideration replaces the $3 dividend previously proposed by Fording as part of its Plan of Arrangement.

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The agreement calls for Teck Cominco to combine its metallurgical coal assets and $200 million in cash with Fording's coal assets into the Fording Coal Partnership, which will be approximately 62%-owned by the Fording Income Trust and approximately 38% by Teck Cominco. The remaining $170 million Teck Cominco investment will be for the purchase of Trust Units and Westshore's $170 million investment will fund the purchase of Trust Units.

Following the securityholder vote at a Special Meeting of Fording and implementation of the Plan of Arrangement, the new partnership will produce more than 20 million tonnes of metallurgical coal per year and generate annual revenues of approximately $1.5 billion, building on its position as a leading North American metallurgical coal producer. It is expected that, beginning in the second half of 2003, the combination of assets will result in material synergies in operations, marketing, and overhead that would lead to enhanced cash flow of approximately $50 million per year when fully realized. On completion of the Transaction, the Partnership will enter into a long term port services contract with Westshore Terminals on normal commercial terms.

"Our goal has always been to maximize value for Fording shareholders and we have been pursuing alternatives that would deliver that value. In reaching this agreement with Teck Cominco and Westshore Terminals, we believe we have achieved our goal," said Richard Haskayne, Chairman of Fording's Board of Directors. "All three companies will benefit from the synergies and efficiencies resulting from this transaction. Together, we can play a stronger role in leading and reshaping the Canadian coal industry for the benefit of our investors and our many other stakeholders."

David Thompson, Deputy Chairman and Chief Executive Officer of Teck Cominco said: "We are delighted to become a major stakeholder in the second largest exporter of metallurgical coal in the world. We believe that combining our assets under Jim Gardiner's proven stewardship will lead to significant opportunities to maximize unitholder wealth."

William Stinson, Chairman of Westshore Terminals Income Fund added: "Westshore has been doing business with both Fording and Teck Cominco for more than 25 years, and we are pleased to be part of a transaction that creates a world-scale Canadian player in the metallurgical coal industry."

Fording, Teck Cominco and Westshore Terminals have entered into a definitive combination agreement, which allows Fording to meet its fiduciary obligation to accept a superior offer provided it makes a payment of $51 million to the other two parties.

Fording intends to supplement its Information Circular and distribute the Supplement describing the amended Plan of Arrangement to securityholders early next week in preparation for the Special Meeting scheduled for December 20 in Calgary. At the Special Meeting, the existing Plan to convert Fording into an income trust, as amended to reflect this transaction, will be presented for the approval of Fording securityholders.

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Fording Inc. is Canada's largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. Fording's Alberta mining operations supply thermal coal to electrical utilities. Fording is also the world's largest producer of the industrial mineral wollastonite.

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada, with assets totalling approximately $5 billion. Its shares are listed on The Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and its diversified operations produce significant quantities of copper, coal and gold. The company owns, or has interests in, eight operating mines and two refineries. Further information can be found at www.teckcominco.com.

Westshore Terminals Income Fund, created in 1996, owns Westshore Terminals Ltd. which operates Canada's leading coal export facility and the largest dry bulk terminal on the west coast of the Americas. The Fund's units trade on The Toronto Stock Exchange under the symbol WTE.UN. Further information is available at www.westshore.com.

Certain information included in this document may be considered forward-looking. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording, Teck Cominco and Westshore Terminals. Risks, uncertainties and other factors are discussed in public filings of Fording, Teck Cominco and Westshore Terminals with the Canadian securities regulatory authorities and, in the case of Fording, with the United States Securities and Exchange Commission. SEDAR: 00016654E -30-

NOTICE OF CONFERENCE CALL:
Fording Inc. will host a conference call and audiocast for investors to discuss the agreement between Fording, Teck Cominco Limited and Westshore Terminals Income Fund.

Date: December 4, 2002

Time: 1:30 p.m. Mountain Time, 3:30 p.m. Eastern Time

Dial-in numbers:  416 640 1907
                  1 800 814 4861

The call can also be heard through the Company's website www.fording.ca.


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Participants will include:

From Fording Inc:

Richard Haskayne, Chairman of the Board of Directors;
Jim Gardiner, President and Chief Executive Officer;
Allen Hagerman, Chief Financial Officer;

From Teck Cominco Limited:

David Thompson, Deputy Chairman and Chief Executive Officer

From Westshore Terminals Income Fund:

Michael Korenberg, Trustee

A recording of the call will also be available until Midnight December 5 by dialing 416 640 1917 or 1 877 289 8525 and entering access code 225 234, followed by the pound key.




FOR FURTHER INFORMATION, CONTACT:

FORDING INC.

INVESTORS                                   MEDIA
Mark Gow, CA                                John Lute
Director, Investor Relations                Lute & Company
Fording Inc.                                (403) 260 9876
(403) 260 9834                              or (416) 929 5883 ex 22

TECK COMINCO LIMITED
Tom Merinsky
Director, Investor Relations
(604) 685 3007

WESTSHORE TERMINALS INCOME FUND
Nick Desmarais
(604) 688 6764